UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SACK 610-617-2812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER, LLP
(Name – *if individual, state last, first, middle name*)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GLOBAL EXECUTION BROKER, LP _____, as

of DECEMBER 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

TREASURER

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
LISA E SPONTAK, Notary Public
Montgomery County
My Commission Expires Dec. 16, 2023
Commission Number 1286050

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of
Global Execution Brokers, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 25, 2021



GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 267
Receivable from clearing brokers	140,681,704
Accrued trading receivables	54,895,706
Receivable from affiliates	10,846,074
Fixed assets (net of accumulated depreciation of $1,850,834)	1,581,944
Other assets	24,504
Total assets	$ 208,030,199
Liabilities and partners' capital	
Marketing and transaction fees payable	$ 106,685,015
Payable to affiliates	1,990,813
Accrued compensation	52,000
Accrued expenses and other liabilities	433,617
Total liabilities	109,161,445
Partners' capital	98,868,754
Total liabilities and partners' capital	$ 208,030,199

See notes to statement of financial condition

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2020

NOTE A – ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE"). The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission ("CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, revenue from order flow and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

Revenue from contracts with customers consists of order flow and order execution services provided to affiliates. Each time the Entity provides order flow or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order flow and order execution on a trade date basis.

Effective January 1, 2020, the Entity adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Upon adoption of ASC 326, the Entity has determined that there are no expected credit losses using the prescribed CECL model.

Receivable from clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure.The Entity continually monitors the capital adequacy of such organizations to ensure they are in compliance with respect to each of their regulatory mandated capital requirements.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C – RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2020, substantially all of the amounts receivable from clearing brokers reflected on the statement of financial condition are amounts due from this clearing broker.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2020

NOTE D – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. The Entity pays for the assistance, maintenance, advice, and other similar services in respect of certain intellectual property pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $600,202 related to the foregoing costs and services.

SIG provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $1,555 related to these services.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $39,578 related to these services.

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliates is $9,668,547 related to this arrangement.

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity had a licensing agreement with Waves Licensing, LLC. The agreement allowed the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC was the exclusive owner. As consideration for the license, the Entity paid an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. No payable exists as of December 31, 2020. The agreement was cancelled on February 29, 2020.

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, receives a fixed monthly fee to cover other order execution charges. Included in receivable from affiliates is a net amount due from these affiliates of $1,177,528 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2020

NOTE E – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2020:

	Approximate Annual Volume (Contracts)
Options	38,674

NOTE F – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2020, management has determined that there are no material uncertain income tax positions.

NOTE G – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2020, the Entity had net capital of $41,459,185 which exceeded its requirement of $250,000 by 41,209,185.